AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 9, 1999
                                            Registration Statement No. 333-69923

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  PRE-EFFECTIVE

                                 AMENDMENT NO. 2


                                       TO
                                    FORM S-3

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                                   ACTV, INC.
             (Exact name of Registrant as specified in its charter)

DELAWARE                              7812                            94-2907258
--------------------------------------------------------------------------------
(State or other                 (Primary Standard               (IRS Employer
 jurisdiction of         Industrial Classification Code)     Identification No.)
 incorporation or
 organization)


                           1270 Avenue of the Americas
                            New York, New York 10020
                                 (212) 217-1600
                                 --------------
               (Address, including zip code and telephone number,
        including area code, of Registrant's principal executive offices)

                               WILLIAM C. SAMUELS
                                    President
                                   ACTV, INC.
                           1270 Avenue of the Americas
                            New York, New York 10020
                                 (212) 217-1600

            (Name, address, including zip code and telephone number,
                   including area code, of agent for service)

                                   Copies To:
                             JAY M. KAPLOWITZ, ESQ.
                        Gersten, Savage & Kaplowitz, LLP
                              101 East 52nd Street
                            New York, New York 10022
                                 (212) 752-9700

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement and from time to time.

                                  ------------

If the securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box [x]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box [ ]


=========================================================================================================================
Title of Securities To      Amount Being      Proposed Maximum Offering     Proposed Maximum       Amount of
Be Registered               Registered        Price Per Security            Aggregate Offering     Registration Fee
                                                                            Price
-------------------------------------------------------------------------------------------------------------------------
Common                      9,307,067                   $3.63(1)            $33,738,117.88          $13,157.87
Stock, par value $.10       2,525,851                   $5.00(2)            $12,629,255.00          $ 4,925.41
per share
=========================================================================================================================
Total Registration Fee                                                                              $18,083.28
=========================================================================================================================
Amount Previously Paid                                                                              $18,083.28

=========================================================================================================================
Amount Due With Filing                                                                              $     0.00

=========================================================================================================================


(1) Pursuant to Rule 457, estimated solely for the purpose of calculating the registration fee for the registration of 9,307,067 shares of Common Stock filed with the Form S-3, File No. 333-69923 on December 30, 1998, based upon the last reported sales price of the Registrant's Common Stock of the same class as quoted by the National Association of Securities Dealers Automated Quotation System on December 22, 1998.

(2) Pursuant to Rule 457, estimated solely for the purpose of calculating the registration fee for the registration of an additional 2,525,851 shares of Common Stock filed with this Pre-Effective Amendment No. 1 to Form S-3, File No. 333-69923, based upon the last reported sales price of the Registrant's Common Stock of the same class as quoted by the National Association of Securities Dealers Automated Quotation System on January 14, 1999.

* THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

PROSPECTUS


                                   ACTV, INC.


                        10,984,418 Shares of Common Stock



            Shareholders of ACTV, Inc. named under the caption "Selling Security Holders", from time to time, may offer and sell up to 10,984,418 shares of ACTV common stock.

            ACTV's common stock is traded on the Nasdaq SmallCap Market under the symbol "IATV" and on the Boston Stock Exchange under the symbol "IAT". On February 5, 1999, the last reported sale price of ACTV's common stock on Nasdaq was $6 15/32.

            You should read the prospectus and our information described under "Where You Can Find More Information" before you invest.


            An investment in these securities is risky. You should only purchase these shares if you can afford to lose your entire investment. See Risk Factors commencing on page 8.


            Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.










                The date of this prospectus is February ___, 1999



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



                               PROSPECTUS SUMMARY


            This summary does not contain all of the information that may be important. You should read the detailed information appearing elsewhere in this prospectus including the documents incorporated by reference.

The Company

            ACTV has developed proprietary and patented software technologies that we call Individualized Television and HyperTV(TM). The software technologies enable the creation of interactive programming for both the digital television and Internet platforms.

            ACTV's Individualized Television software technology provides the tools needed to create, encode, distribute, decode and view live or pre-recorded television programming that individualizes what the viewer sees and hears. The proprietary software remembers every viewer's response, allowing the television to literally respond to each viewer with tailored programming and advertising content. Using a standard digital remote control, television viewers switch channels seamlessly and instantly among multiple, real-time feeds of live or pre-recorded video, audio and data. Because there is no observed channel acquisition time, viewers perceive they are watching one channel that is responsive to their input. In fact Individualized Television is a multi-channel telecast of several elements of related programming material such as instant replay on demand, an isolation camera on a star player, statistical data and/or additional features. To receive Individualized Television programming a viewer needs a standard digital television set-top box that is compatible with our Individualized Television software technology.

            The first commercial digital application of Individualized Television will be a regional sports premium television network called Fox Sports Plus. We plan to launch Fox Sports Plus in 1999 in the region served by Fox Sports Southwest. Fox Sports Southwest distributes programming to more than 5 million households in Texas, Louisiana, Arkansas, Oklahoma and nine New Mexico counties. The southwest regional network will feature individualized telecasts of professional basketball (Houston Rockets, Dallas Mavericks, San Antonio Spurs), hockey (Dallas Stars), and baseball (Texas Rangers, Houston Astros), along with college sports events form the Southeastern, Southland and Western Athletic conferences. We have an agreement with Tele-Communications Inc. to distribute and market our Fox Sports Plus regional network to its digital subscribers in Texas.

            ACTV's first national individualized programming will be developed and managed through a joint venture formed in September 1998 with Liberty Media Corporation, called LMC IATV Events, LLC. LMC IATV Events, though an exclusive license from ACTV, has the right to produce and distribute telecasts of major events incorporating our individualized programming enhancements. As consideration for granting such a license, ACTV received a fixed one-third equity interest in the joint venture, with no obligations to make additional capital contributions.

            HyperTV(TM) software technologies enable the synchronized and simultaneous delivery of streamed video and complementary material available on the World Wide Web directly to personal computer users or television viewers. The first commercial application of HyperTV(TM) was the on-line education market including K-12 classrooms, universities, distance learning programs, and corporations. The suite of integrated software products includes content creation software, student and teacher user software, and database assessment software. We provide clients with Internet content design assistance, the hosting of educational programs on our computer servers, and technical consulting. Currently, all of our revenues are derived form sales to the online learning market. We also plan to use HyperTV(TM) to enhance our planned Fox Sports Plus television network.


            ACTV was incorporated in Delaware on July 24, 1989. ACTV is the successor, by merger effective November 1, 1989, to ACTV, Inc., a California corporation, organized on July 11, 1983. Our executive offices are located at 1270 Avenue of the Americas, New York, New York 10020, telephone number (212) 217-1600.


The Offering

Securities Offered                  10,984,418 shares of common stock

Common Stock  Outstanding           32,260,407 shares

Common Stock Market Symbols         Nasdaq SmallCap Market - "IATV"
                                    Boston Stock Exchange - "IAT"

Estimated Net Proceeds              The selling security holders will receive
                                    the net proceeds form the sale of the
                                    shares. We will receive none of the proceeds form the sale of the shares offered by this prospectus.

Risk Factors                        An investment in the shares involves a high
                                    degree of risk. See "Risk Factors"
                                    commencing on the next page.

                                  RISK FACTORS

            An investment in ACTV's shares involves a high degree of risk. You should carefully consider the following risks, in addition to the other information contained in this prospectus, before deciding to invest in ACTV's shares.

Risks Related to Our Business


We have had operating losses and limited revenues to date and may not be able to generate income or significant revenue in the future.

            We have been operating at a loss to date. Losses applicable to common shareholders for the nine months ended September 30, 1998, the years ended December 31, 1997, 1996 and 1995 were $9,869,022, $10,358,683, $10,300,481 and $6,826,789, respectively. The 1995 fiscal year includes an extraordinary gain of $94,117. Through September 30, 1998, we had an accumulated deficit of approximately $61 million. We have had limited revenues. Revenues for the nine months ended September 30, 1998 were $1,058,560, $1,650,955 in the 1997 fiscal year, $1,476,329 in the 1996 fiscal year and $1,311,860 in the 1995 fiscal year. We may not be able to be profitable or generate significant revenues in the future.

Our individualized programming products are new to the new digital television market and may not sell.

            We have not had any sales of our digital individualized programming service. While we plan to commercialize our individualized programming in conjunction with Fox Sports Southwest and have conducted certain test marketing, we have not yet introduced this product on a commercial basis. We can not assure you that the initial monthly subscription price of $9.95 for Fox Sports Plus will be successful. Therefore, the premium service should be viewed as a newly introduced product, the demand for, and market acceptance of which, is uncertain. Our individualized programming may not become commercially successful, and there may not be sufficient demand and market acceptance for our products to become profitable.

Sales of our HyperTVTM has been limited and may not be accepted by the market.

            We made our first our HyperTVTM sale to the on-line education market in the second quarter of 1997. We have had only a limited number of additional sales to this market, which itself is a new, developing market in the process of evolving. We can not assure you that sales growth in the on-line education market will lead to profitability. In addition, we are only in the early planning stages of extending the HyperTVTM software technology to entertainment applications.

We will need additional financing which will dilute your investment.

            We have required significant capital to develop our Individualized Television and HyperTVTM technologies, to produce programming, to develop marketing approaches and strategic alliances, and to cover costs of selling, general and administrative expenses. We have also from time to time experienced working capital deficits. To date, we have not generated revenues sufficient to sustain our operations, and cannot generate such revenues, if at all, without raising additional funds to implement our business plan. We have issued debt to raise funds for the development of the southwest regional network; however, we are not yet delivering our product to consumers or deriving any revenue from the southwest regional network. Although we believe we have the necessary resources to launch the southwest regional network, we will need additional funding to operate the network at planned levels and to fund our operations before we breakeven. We will need additional funding to launch networks in other regions. We currently do not have any arrangements for additional financing and cannot assure you that additional financing will be available on acceptable terms, or at all. Additional equity financing may substantially dilute your investment in ACTV's common stock.

We are dependent on business relationships with other companies.

            We are dependent upon our relationships with General Instrument, Scientific-Atlanta and other digital set-top box manufacturers to sell cable systems digital boxes compatible with our downloadable software. In addition, we are dependent upon Liberty Media Corporation to fund and direct LMC IATV, our joint venture with Liberty Media. We are also dependent upon the cooperation of FOX Sports Net in connection with the marketing of our regional sport network, Fox Sports Plus, to cable systems. We can not assure you that these third parties will dedicate sufficient resources to their relationships with us or perform their obligations in a time frame that will allow us to implement our current business plan. Their failure to do so could have a material adverse effect on our operations, or result in delays in our ability to implement our business plan in a timely manner.

We may not be able to protect our patents and proprietary information from competitors.

            We have obtained patents covering certain aspects of Individualized Television and HyperTVTM and have patents pending with respect to other developments or enhancements. We cannot assure you that:

            o  patents applied for will be granted;

            o the patents we own or have rights to or that may be granted or obtained by us in the future will be enforceable or will provide us with meaningful protection from competition;

            o any products developed by us will not infringe any patent or rights of others; or

            o we will possess the financial resources necessary to enforce any patent rights that we hold.

            We require each of our employees, consultants and advisors to execute confidentiality and assignment of proprietary rights agreements upon the commencement of employment or a consulting relationship with us. These arrangements generally provide that all inventions, ideas and improvements made or conceived by the individual arising out of the employment or consulting relationship shall be our exclusive property. In addition, all proprietary information is required to be kept confidential and not disclosed to third parties except with our consent or in other specified circumstances. These agreements, however, may not provide effective protection of our proprietary information in the event of unauthorized use or disclosure of such information.

A delay in the launch of Fox Sports Plus Southwest could adversely effect our marketing strategy.

            The launch of Fox Sports Plus Southwest is planned for mid-1999 in Dallas. A delay beyond Fall 1999 will not only increase our planned start-up costs but, more importantly, affect our ability to take market feedback from the first launch and commence activities in 2000 in other Fox Sports Net regions.

We are dependent upon key management and technical personnel.

            We are largely dependent upon the efforts of William C. Samuels, ACTV's Chairman of the Board, President and Chief Executive Officer, David Reese, Executive Vice President and a Director of ACTV and President of ACTV Entertainment, Inc., our Individualized Television division, and Bruce Crowley, Executive Vice President and a Director of ACTV and President of ACTV Net, Inc., our Internet division. In August 1995, ACTV entered into employment agreements with Mr. Samuels, which terminates December 31, 2003, and with each of Mr. Reese and Mr. Crowley, which terminate on December 31, 2000. We currently do not maintain "key employee" insurance on the lives of Messrs. Samuels, Reese or Crowley. We may not be able to obtain such insurance at an acceptable cost should we seek to acquire such insurance in the future.


            We are also dependent on a group of employees, who are expert in the Java computer language. The Internet industry is very competitive and there is large demand for, and a high turnover rate of, qualified Java programmers. If we were required to replace such personnel, we may not be readily able to do so. Even if we are able to hire such qualified replacements, our business development may be delayed.


Computer systems we rely upon may not be year 2000 compliant.


            The year 2000 issue is the result of computer software that was written with only two digits rather than four digits to represent the year in a date field. Computer hardware and software applications that are date-sensitive may interpret a date represented as "00" to be the year 1900 rather than the year 2000. The result could be system failure or miscalculations causing the disruption of operations.

            We believe that our internal systems, relating to both computer hardware and software, will function properly with respect to dates in the year 2000 and beyond. In addition, we believe that our proprietary software either sold directly to third parties or incorporated in products sold to third parties is year 2000 compliant. Having performed an assessment of the potential year 2000 problem, we do not expect to incur significant costs related to year 2000 issues.

            However, there is general uncertainty regarding the year 2000 problem and its effect on the overall business environment. We cannot determine at this time whether the year 2000 problem will have a material impact on our operations or financial condition as the result of significant disruptions to the U.S. economy and/or business infrastructure.

Risks Related to Our Industry


Delivery of our digital programming is dependent upon timely upgrade of analog cable distribution systems.

            The success of our individualized programming is dependent upon the slowly evolving digital television market. The number of potential subscribers to our digital programming services is directly affected by the speed with which cable systems operators both upgrade their current programming distribution systems for digital distribution and deploy digital set top boxes to their subscribers. In order to utilize individualized programming, subscribers must have a digital television set-top box installed in their homes. The timely deployment of digital television set-top boxes is entirely out of our control. There may not be a sufficient number of potential subscribers to receive digital television set-top boxes in the near future so as to enable us to deploy our individualized programming in accordance with our business plan. Material delays in the deployment of digital television distribution systems and set-top boxes could have a material effect on our results of operations and financial condition.

We may not be able to keep pace with technological change.


            Both the digital television and Internet platforms are characterized by extensive research efforts and rapid, significant technological change, often resulting in product obsolescence or short product life cycles. Our ability to compete will depend in large part on our capacity to introduce individualized programming and Internet products in a timely manner, to continually enhance and improve individualized programming and Internet products, and to adapt to technological changes and advances in the markets in which we compete. Our competitors may develop technologies or products that render our individualized programming and/or Internet products obsolete or less marketable. We may not be able to keep pace with the demands of an ever-changing marketplace.


There may become a possible shortage of available channels for in-home cable applications.


            In order for our individualized programming to be delivered over cable and direct broadcast satellite systems to the home, we must compete with other programming services for digital channel space. Most distributors of television programming have channel capacity limitations. Our individualized programming applications currently require four channels of band-width in a digital system. We believe, although there can be no assurance, that the cable and direct broadcast satellite industries, in general, will continue to increase digital channel capacity. We cannot assure you that distributors of television programming will devote a sufficient number of channels of band-width to our individualized programming in the future, even they do increase channel capacity.


Changes in government funding could hurt our Internet division.


            The success of our Internet division is dependent on public schools' continuing to receive various federal and state funding for Internet connectivity and a broader distribution of computers. If such government funding were to be substantially reduced or eliminated, it could have a material adverse effect on our operations and financial condition.


Our individualized programming has significant competition.

            There are two major new digital television applications that directly compete with us for use of the new digital distribution capability: high definition television and multicasting. High definition television provides better color quality, but has the disadvantage of requiring the consumer to purchase a new expensive television set. Multicasting increases the quantity of programs available within a channel that used to be able to distribute only one television program before the conversion to digital. Individualized Television offers the consumer in depth programming that is tailored to each person's preferences. It is premature to determine the relative consumer demand for improved color offered by high definition television, versus greater quantity offered by multicasting, versus the individualization of content offered by Individualized Television.

            We compete with many other companies that provide programming for the television industry and, in particular, with companies that provide sports programming. Our enhanced version of Fox Sports Net, Fox Sports Plus, will compete with the simultaneous telecast of the un-enhanced version of the same event.


Risks Related to the Offering


Our officers and directors control significant voting rights.

            If our officers and directors exercise their options that are exercisable within 60 days of the date of this prospectus and convert their convertible preferred stock, they will have the right to vote approximately 6.9 million outstanding shares of common stock, or 21% of the outstanding shares of common stock. This includes 2,341,334 shares owned by the Washington Post Company which William C. Samuels, our Chairman, President and Chief Executive Officer, pursuant to a voting agreement, has voting control. Consequently, Mr. Samuels has voting control over approximately 5.0 million shares of common stock, or approximately 15% of the outstanding shares of common stock. Accordingly, Mr. Samuels could have substantial influence over the affairs of ACTV, including the election of directors. If our officers and directors sell their shares included in this prospectus, they will have voting rights over 3.8 million shares, or 12% of the outstanding shares of common stock.

Your investment may be substantially diluted upon exercise of outstanding options and warrants.


            As of the date of this Prospectus, ACTV has granted options and warrants to purchase an aggregate of 9,964,340 shares of common stock that had not been exercised. Of the shares of common stock subject to these unexercised options and warrants 4,801,177 may be purchased for between $1.00 and $1.99 per share; 4,785,663 may be purchased for between $2.00 and $2.99 per share; 150,000 may be purchased for between $3.00 and $3.99 per share; 225,000 may be purchased for between $4.00 and $4.99 per share; and 2,500 may be purchased for between $5.00 to $5.99 per share. To the extent that the outstanding stock options and warrants are exercised, our stockholders' interest in ACTV will be diluted. Moreover, the terms upon which we will be able to obtain additional equity capital may be affected adversely, since the holders of the outstanding options and warrants can be expected to exercise them at a time when we would, in all likelihood, be able to obtain any needed capital on more favorable terms than those provided in the outstanding options and warrants.


Your investment may be substantially diluted upon conversion of convertible preferred stock.



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



            In November 1998, we issued 5,018 shares of ACTV's Series B 10% Convertible Preferred Stock, which has a face value of $5,018,000 and pays an annual dividend of 10%. The dividend may be paid either in cash or in kind, at our option. We may redeem the Series B Preferred at any time at a 10% premium above face value plus accrued dividends. The Series B Preferred holders may not convert any Series B Preferred into common stock until November 13, 1999, whether or not we give a redemption notice prior to such date. If the Series B Preferred shares are not redeemed for cash by November 13, 1999, the holders may convert each Series B Preferred share into common stock at a price of $2.00 per share until February 13, 2000. If the Series B Preferred is not redeemed by February 13, 2000, its conversion price will be adjusted to a fixed price of $1.33 per share for the remainder of its life.

            ACTV has outstanding 56,300 shares of Series A Convertible Preferred Stock which is convertible into common stock based upon a conversion rate of $1.50 per share of common stock, or approximately 1.0 million shares of common stock.


            Common stockholders will be diluted by future conversions to common stock, if they should occur, by holders of our convertible preferred stock. Additionally, since such shares of common stock will be registered for sale in the marketplace, future offers to sell such shares could have a potentially depressive effect upon the price of the common stock and make future sales of common stock by ACTV or our stockholders difficult.


Certain officers' options to acquire voting control of certain of our subsidiaries may make a takeover difficult.

            ACTV has issued to William C. Samuels, ACTV's Chairman, President and Chief Executive Officer, David Reese, ACTV's Executive Vice President and a director, Bruce Crowley, ACTV's Executive Vice President, Christopher Cline, ACTV's Senior Vice President, Chief Financial Officer and Secretary and certain other employees, options to acquire Class B Common Stock of certain of our material subsidiaries. The ten year options are currently fully vested. In each case, the Class B Common Stock is identical to the common stock of each such subsidiary that is owned by ACTV, but has voting rights of 25 votes per share. If exercised, such options will result in the optionees' having approximately 75% of the voting power of each subsidiary. As a result, should such options be exercised as to any such subsidiary, the holders thereof would have the right to elect the Board of Directors of such subsidiary and otherwise control its business and affairs. The holders have also entered into an agreement as to the voting of certain of such shares if issued. The exercise of the options to acquire the Class B Common Stock of such subsidiaries might render it more difficult, and therefore discourage, an unsolicited takeover proposal such as a tender offer, proxy contest or removal of incumbent management, even if such actions would be in the best interest of our stockholders.

Forward looking information may not be realized.

            To the extent that the information presented in this prospectus discusses financial projections, information or expectations about our products or markets, or otherwise makes statements about future events, such statements are forward-looking. Although we believe that the expectations reflected in these forward-looking statements are based on reasonable assumptions, there are a number of risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. These include, among others:

            o  the successful and timely development of new products;

            o  market place acceptance of our new products; and

            o the availability of sufficient funding to effect such product development.

            When considering such forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus.

                       WHERE YOU CAN FIND MORE INFORMATION

            We file annual, quarterly and special reports, proxy statements, and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. ACTV is listed on the Nasdaq SmallCap Market and the Boston Stock Exchange. Our periodic reports, proxy statements, and other information can be inspected at the offices of Nasdaq at 1735 K Street, NW, Washington, DC, 20006, or the offices of the BSE at 1 Boston Place, Boston, Massachusetts, 02108.

            The SEC allows us to "incorporate by reference" the information we file with them. This Prospectus incorporates important business and financial information about ACTV which is not included in or delivered with this Prospectus. The information incorporated by reference is an important part of this Prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following SEC filings:

            o Quarterly Report on Form 10-Q/A for the quarter ended September 30, 1998 as filed on November 19, 1998;

            o Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 as filed on August 14, 1998;

            o Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 as filed on May 5, 1998;

            o Annual Report on Form 10-K for the year ended December 31, 1997 as amended by Form 10-K/A1 filed on April 20, 1998;

            o Current Report on Form 8-K filed on February 6, 1998; our Proxy Statement for the year ended December 31, 1997; and

            o future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the shares offered by the selling security holders have been sold.

            You may obtain a copy of these filings, without charge, by writing or calling us at:

                                            ACTV, Inc.
                                            1270 Avenue of the Americas
                                            New York, New York 10020
                                            Attention: Secretary
                                            (212) 217-1600

            If you would like to request these filings from us, please do so at least five business days before you have to make an investment decision.

            You should rely only on the information incorporated by reference or provided in this Prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this Prospectus or the documents incorporated by reference is accurate as of any date other then the date on the front of those documents.

                                 USE OF PROCEEDS

            ACTV will not receive any proceeds from the sale of the Security Holders' Shares offered hereby. All proceeds from the sale of the Security Holders' Shares will be for the account of the Selling Security Holders described herein. See "Selling Security Holders."

                                MATERIAL CHANGES

            There have been no material changes since the filing of ACTV's Form 10-K for the year ended December 31, 1997 on March 31, 1998 as amended by ACTV's Form 10-K/A1 filed on April 20, 1998, except as set forth on the Form 10-Q/A for the period ended September 30, 1998, as filed on November 19, 1998.

                            SELLING SECURITY HOLDERS

            All of the shares of common stock of ACTV ("Common Stock") offered under this Prospectus ("Security Holders' Shares") may be sold by the holders ("Selling Security Holders") who have acquired previously or will acquire such shares from ACTV (i) upon the exercise of currently exercisable options, warrants, or stock appreciation rights, or (ii) upon conversion of ACTV's 10% Series B Convertible Preferred Stock. ACTV will not receive any of the proceeds from sales of Selling Security Holders' Shares, but will receive the exercise price upon the exercise of the options or warrants described above.

            All costs, expenses and fees in connection with the registration of the Security Holders' Shares will be borne by ACTV. All brokerage commissions, if any, attributable to the sale of Security Holders' Shares by Selling Security Holders will be borne by such Selling Security Holders.


            The Selling Security Holders are offering hereby a total of 11,832,918 shares of ACTV's common stock. The following table sets forth the name of each person who is a Selling Security Holder, the number of securities owned by each such person at the time of this offering and the number of shares of common stock such person will own after the completion of this offering.

            The following table assumes the exercise of all options and warrants beneficially owned by each such security holder and the conversion of all Series B Preferred Stock into shares of Common Stock. The column "Beneficial Ownership Prior to Offering includes (i) shares of Common Stock issuable upon exercise of all options, warrants, and stock appreciation rights and conversion of all Series B Preferred, based on the lesser of current or future conversion prices and (ii) shares that have been registered on previous registration statements but have not been sold as of February 5, 1999. The column "Beneficial Ownership After Offering" gives effect to the sale of all the shares of Common Stock being offered hereby.

                                       Beneficial                                            Beneficial
                                        Ownership                        Shares               Ownership
                                         Prior to                   Included in                   After
Name                                     Offering             %   This Offering                Offering             %
Westgate International, L.P.            2,185,019          6.4%       1,944,710   (1)           240,309             *
Elliott Associates, L.P.                2,274,922          6.6%       1,955,478   (2)           319,444             *
Ravich Children's Trust                   366,444          1.1%         366,444   (3)                 0             *
Ravich Revocable Trust of 1989            810,729          2.5%         765,729   (4)            45,000             *
US Bancorp Investments, Inc.              889,583          2.7%         859,583   (5)            30,000             *
Rand Ravich                                63,673             *          63,673   (6)                 0             *
Lee Helper                                  4,000             *           4,000                       0             *
Dean Bender                                 4,000             *           4,000                       0             *
Larry Goldman                               4,000             *           4,000                       0             *
David Alworth                             126,000             *          75,000   (7)            51,000             *
Banca del Gottardo                      4,715,820         14.1%          25,000   (8)         4,690,820         14.1%
Richard Barron                             85,000             *          25,000   (9)            60,000             *
Richard Carvalho                           25,000             *          15,000   (9)            10,000             *
Christopher Cline                         131,489             *          75,000  (10)            56,489             *
Peter Cohen                                 7,000             *           7,000   (9)                 0             *
James Crook                                79,294             *           5,000   (9)            74,294             *
Bruce Crowley                             833,800          2.5%         524,000  (11)           309,800             *
Xiomara DeLeon                              5,260             *           5,000   (8)               260             *
Frank Deo                                  75,000             *          75,000  (12)                 0             *
Jeff Harrington                            25,000             *          10,000   (9)            15,000             *
Brent Imai                                 77,500             *          25,000   (9)            52,500             *
Jennifer Lange                             10,000             *          10,000   (8)                 0             *
Kevin Liga                                 75,000             *          75,000  (13)                 0             *
Eric Martinez                              22,600             *           4,183   (9)            18,417             *
Margie Mercado                              6,050             *           5,000   (8)             1,050             *
Ted O'Donnell                              15,000             *          15,000  (14)                 0             *
Eric Pack                                  12,653             *          12,500   (8)               153             *
Stanley Plesent                            10,000             *          10,000   (9)                 0             *
David Reese                             1,305,500          3.9%         860,000  (15)           445,500          1.4%
William Samuels                         5,397,817         15.9%       1,619,000  (16)         3,778,817         11.7%
Amy Satin                                  15,000             *          15,000   (8)                 0             *
Steven Schuster                            30,000             *          12,500  (14)            17,500             *
Patricia Wilson                             5,000             *           5,000   (8)                 0             *
Michael Freeman                           346,598          1.1%          32,000  (17)           314,598             *
Dorsey & Whitney                          112,500             *          40,000                  72,500             *
Value Partners Ltd.                     1,417,746          4.3%       1,417,746                       0             *
Russell Riopelle                           10,072             *          10,072                       0             *
Bratskeir & Co.                            29,700             *           7,800                  21,900             *


*     Less than one percent


(1) Consists of 660,671 shares of Common Stock issuable upon the exercise of warrants at $2.00 per share and 1,284,039 shares of Common Stock issuable upon conversion of Series B Preferred Stock at $1.33 per share.
(2) Consists of 664,329 shares of Common Stock issuable upon the exercise of warrants at $2.00 per share and 1,291,149 shares of Common Stock issuable upon conversion of Series B Preferred Stock at $1.33 per share.

(3) Consists of 124,491 shares of Common Stock issuable upon the exercise of warrants at $2.00 per share and 241,953 shares of Common Stock issuable upon conversion of Series B Preferred Stock at $1.33 per share.
(4) Includes 178,016 shares of Common Stock issuable upon the exercise of warrants at $2.00 per share and 345,980 shares of Common Stock issuable upon conversion of Series B Preferred Stock at $1.33 per share.
(5) Consists of 292,024 shares of Common Stock issuable upon the exercise of warrants at $2.00 per share and 567,559 shares of Common Stock issuable upon conversion of Series B Preferred Stock at $1.33 per share.
(6) Consists of 21,632 shares of Common Stock issuable upon the exercise of warrants at $2.00 per share per share and 42,041 shares of Common Stock issuable upon conversion of Series B Preferred Stock at $1.33 per share.
(7) Consists of 25,000 shares of Common Stock issuable upon the exercise of options at $1.50 per share and 50,000 shares of Common Stock issuable upon the exercise of stock appreciation rights at $1.50 per share.
(8) Consists of Common Stock issuable upon the exercise of options at $1.60 per share.
(9) Consists of Common Stock issuable upon the exercise of options at $1.50 per share.
(10) Consists of 25,000 shares of Common Stock issuable upon the exercise of options at $1.60 per share and 50,000 shares of Common Stock issuable upon the exercise of stock appreciation rights at $1.50 per share.
(11) Consists of 323,000 shares of Common Stock issuable upon the exercise of options at $1.50 per share and 201,000 shares of Common Stock issuable upon the exercise of options at $1.60 per share.
(12) Consists of 62,500 shares of Common Stock issuable upon the exercise of warrants at $1.50 per share and 12,500 shares of Common Stock issuable upon the exercise of options at $1.60 per share.
(13) Consists of 50,000 shares of Common Stock issuable upon the exercise of warrants at $1.50 per share and 25,000 shares of Common Stock issuable upon the exercise of options at $1.60 per share.
(14) Consists of Common Stock issuable upon the exercise of options at $1.63 per share.
(15) Consists of 530,000 shares of Common Stock issuable upon the exercise of options at $1.50 per share and 330,000 shares of Common Stock issuable upon the exercise of options at $1.60 per share.
(16) Consists of 1,094,000 shares of Common Stock issuable upon the exercise of options at $1.50 per share and 525,000 shares of Common Stock issuable upon the exercise of options at $1.60 per share.
(17) Consists of Common Stock issuable upon the exercise of stock appreciation rights at $1.50 per share.

                          DESCRIPTION OF CAPITAL STOCK

            The total authorized capital stock of ACTV consists of 65,000,000 shares of Common Stock, par value $0.10 per share, and 1,000,000 shares of Preferred Stock, par value $0.10 per share. The following descriptions of capital stock are qualified in all respects by reference to the Restated Certificate of Incorporation and By-Laws of ACTV, which are incorporated by reference as exhibits to the Registration Statement of which this Prospectus is a part.

Common Stock

            The holders of Common Stock will elect all directors and are entitled to one vote for each share held of record. As of the date of this Prospectus, 32,260,407 shares of Common Stock were issued and outstanding. All shares of Common Stock will participate equally in dividends, when and as declared by the Board of Directors and in net assets on liquidation. The shares of Common Stock will have no preference, conversion, exchange, preemptive or cumulative voting rights.

Preferred Stock

            ACTV's Certificate of Incorporation authorizes the issuance of 1,000,000 shares of Preferred Stock with designations, rights and preferences determined from time to time by its board of directors. Accordingly, ACTV's Board of Directors is empowered, without stockholder approval, to issue Preferred Stock with dividend, liquidation, conversion or other rights that could adversely affect the rights of holders of the Common Stock. Except as set forth below, ACTV has no current plans to issue any shares of its Preferred Stock, but there can be no assurance that it will not do so in the future.

            ACTV has designated 120,000 shares of its Preferred Stock as Series A 7% Convertible Preferred Stock ("Series A Preferred"). In November 1997, ACTV issued 86,200 shares of the Series A Preferred in exchange for consideration equal to $25.00 per share. The Series A Preferred has a liquidation preference $25.00 per share and pays a dividend, in cash or accumulated and pain in Common Stock upon conversion, of 7% per annum. The Series A Preferred is convertible into Common Stock. The number of shares issued upon conversion is determined by dividing the liquidation value of $25.00 plus accrued dividends by the conversion price of $1.50 per common share. As of the date of this Prospectus 56,300 shares of Series A Preferred remain outstanding and would be convertible into approximately 1.0 million shares of Common Stock if exchanged as of January 19, 1999.

            ACTV has designated 6,110 shares of its Preferred Stock as Series B 10% Convertible Preferred Stock ("Series B Preferred"). In November 1998, ACTV issued 5,018 shares of the Series B Preferred as a partial exchange for approximately 179,000 shares of exchangeable preferred stock, which had been issued by a subsidiary of ACTV (see "Other Derivative Securities"). The Series B Preferred has a liquidation preference $1,000.00 per share and pays a dividend, in cash or accumulated and paid in Common Stock upon conversion, of 10% per annum.

            The Series B Preferred is fully redeemable by ACTV at any time at a 10% premium above face value plus accrued dividends. The holders of Series B Preferred are prohibited from converting any shares into Common Stock through November 13, 1999, whether or not ACTV gives a notice of redemption during this period. Beginning November 13, 1999, the number of shares issued upon conversion is determined by dividing the liquidation value of $1,000.00 plus accrued dividends by the conversion price of $2.00 per common share. Beginning February 13, 1998, the number of shares issued upon conversion is determined by dividing the liquidation value of $1,000.00 plus accrued dividends by the conversion price of $1.33 per common share. As of the date of this Prospectus 5,018 shares of Series B Preferred remain outstanding. Such preferred shares are currently not convertible into Common Stock and will be convertible into Common Stock only after November 13, 1999.


Other Derivative Securities

            In August 1996, one of ACTV's wholly-owned subsidiaries conducted a private placement in which it issued an aggregate of 400,000 shares of exchangeable preferred stock ("Exchangeable Preferred Stock") at $25.00 per share and placement agent's warrants to purchase an aggregate of 36,000 shares of Exchangeable Preferred Stock at $25.00 per share. The Exchangeable Preferred Stock was exchangeable into Common Stock at varying prices.

            During November and December 1998, all of the outstanding Exchangeable Preferred Stock was either exchanged for Common Stock or for a combination of Common Stock, warrants and Series B Preferred. In addition all of the outstanding warrants to purchase Exchangeable Preferred Stock were exercised and simultaneously converted into Common Stock.

Transfer Agent

            ACTV's transfer agent is Continental Stock Transfer & Trust Company, New York, New York 10007.

Shares Eligible for Future Sale

            Assuming exercise/conversion of all of the Common Stock offered in this prospectus that are issuable pursuant to warrants, options, stock appreciation rights, and Series B Preferred Stock, there will be 41,515,474 shares of Common Stock outstanding. Of these shares, the Shares being registered hereby will be freely tradable without restriction under the Securities Act, for so long as this Prospectus is kept current by ACTV. An aggregate of approximately 2.6 million shares of Common Stock held by existing stockholders will be "restricted" shares as defined in Rule 144.

            In general, under Rule 144 a person (or group of persons whose shares are aggregated) who has beneficially owned restricted shares of ACTV for at least one year, including any person who may be deemed to be an "affiliate" of ACTV (as the term "affiliate" is defined under the Securities Act), is entitled to sell in normal brokerage transactions during the periods when certain information regarding ACTV is publicly available, within any three-month period, an amount of shares that does not exceed the greater of (i) the average weekly trading volume in ACTV's shares during the four calendar weeks preceding such sale or (ii) 1% of the shares then outstanding. A person who has not been an "affiliate" of ACTV for the three months prior to such sale and who has held restricted shares for at least two years would be entitled to sell such shares without restriction. Most of such restricted shares are held by non-affiliates of ACTV who will not be able to sell such shares under Rule 144 until October 1999. Actual sales, or the prospect of sales by the present stockholders of ACTV, or by future holders of restricted securities under Rule 144, or otherwise, may, in the future, have a depressive effect upon the price of ACTV's shares of Common Stock in any market that may develop therefor.

                              PLAN OF DISTRIBUTION


            Up to 10,984,418 of the Security Holders' Shares may be sold by the Selling Security Holders who will have acquired such shares from ACTV upon the exercise of options, warrants, stock appreciation rights, and conversion of Series B Preferred Stock. ACTV will not receive any of the proceeds from any sales by Selling Security Holders of the Security Holders' Shares, but will receive the exercise price upon the exercise of options and warrants by the Selling Security Holders. See "Selling Security Holders."


            The Selling Security Holders have advised ACTV that the sale or distribution of the Common Stock may be effected directly to purchasers by the Selling Security Holders as principals or through one or more underwriters, brokers, dealers or agents from time to time in one or more transactions (which may involve crosses or block transactions) (i) on the Boston Stock Exchange, on the Nasdaq SmallCap Market, or in the over-the-counter market, (ii) in transactions otherwise than on any stock exchange or in the over-the-counter market, or (iii) through the writing of options (whether such options are listed on an options exchange or otherwise) on, or settlement of short sales of, the Common Stock. Any of such transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale or at negotiated or fixed prices, in each case as determined by the Selling Security Holder or by agreement between the Selling Security Holder and underwriters, brokers, dealers or agents or purchasers. If the Selling Security Holders effect such transactions by selling Common Stock to or through underwriters, brokers, dealers or agents, such underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the Selling Security Holders or commissions from purchasers of Common Stock for whom they may act as agent (which discounts, concessions or commissions as to particular underwriters, brokers, dealers or agents may be in excess of those customary in the types of transactions involved). The Selling Security Holders and any brokers, dealers or agents that participate in the distribution of the Common Stock may be deemed to be underwriters, and any profit on the sale of Common Stock by them and any discounts, concessions or commissions received by any such underwriters, brokers, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

            Because the Selling Security Holders may each be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act, the Selling Security Holders will be subject to prospectus delivery requirements under the Securities Act. Furthermore, in the event of a "distribution" of its shares, the Selling Security Holder, any selling broker or dealer and any "affiliated purchasers" may be subject to Regulation M under the Exchange Act until its participation in that distribution is completed.

            At the time of a particular offer of Security Holders' Shares is made by or on behalf of any of the Selling Security Holders, to the extent such offer constitutes a distribution under the Securities Act, a supplement to this Prospectus will be distributed, which will set forth the type and number of securities being offered by such Selling Security Holders and the terms of such offering, including the name or names and addresses of any underwriters, dealers or agents, the purchase price paid by any underwriter for securities purchased from the Selling Security Holder and any discounts, commissions or concessions allowed or reallowed or paid to dealers, and the proposed selling price to the public.

            ACTV will bear all costs and expenses of the registration under the Securities Act and certain state securities laws of the Security Holders' Shares. However, all brokerage commissions, if any, attributable to the sale of such shares by holders thereof will be borne by such holders.

            The shares that may be offered from time to time by Selling Security Holders may be sold through ordinary brokerage transactions in the over-the-counter market or on the Boston Stock Exchange, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices.

            Under the Securities Exchange Act of 1934 (the "Exchange Act") and the regulations thereunder, any person engaged in a distribution of the securities offered by this Prospectus may not simultaneously engage in market-making activities with respect to shares of the Common Stock during the applicable "cooling off" period (two or nine days) prior to the commencement of such distribution. In addition, and without limiting the foregoing, the Selling Security Holders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, in connection with transactions in the securities, which provisions may limit the timing of purchases and sales of the securities by the Selling Security Holders.

                                  LEGAL MATTERS

            Certain legal matters, including the legality of the issuance by ACTV of the shares of Common Stock offered herein, are being passed upon for ACTV by Gersten, Savage & Kaplowitz, LLP ("GSK"), 101 East 52nd Street, New York, New York 10022. Jay Kaplowitz, a partner in GSK, ACTV's counsel, owns options to purchase 25,000 shares of ACTV, Inc. Common Stock.

                                     EXPERTS

            The consolidated financial statements and the related financial statement schedule incorporated in this Prospectus by reference from ACTV's Annual Report on Form 10-K/A1 for the year ended December 31, 1997 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, (which expresses an unqualified opinion and includes an explanatory paragraph related to the restatement described in Note 16), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

            Reference is made to paragraph "Twelfth" of the Restated Certificate of Incorporation of ACTV (Exhibit 3(i)), which contains a provision, as permitted by Section 145 of the Delaware General Corporation Law, which eliminates the personal liability of directors to ACTV and its stockholders for monetary damages for unintentional breach of a director's fiduciary duty to ACTV. This provision does not permit any limitation on, or elimination of the liability of a director for disloyalty to ACTV or its stockholders, for failing to acting good faith, for engaging in intentional misconduct or a knowing violation of law, for obtaining an improper personal benefit or for paying a dividend or approving a stock repurchase that was illegal under the Delaware General Corporation Law.

            The Restated Certificate of Incorporation and By-Laws of ACTV require ACTV to indemnify directors and officers against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation (a "derivative action") if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of ACTV, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys fees) incurred in connection with defense or settlement of such an action. Moreover, the Delaware General Corporation Law requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to ACTV.

            Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of ACTV pursuant to the foregoing provisions, or otherwise, ACTV has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by ACTV of expenses incurred or paid by a director, officer or controlling person of ACTV in the successful defense of any action, suit or proceeding) in connection with the securities being registered, ACTV will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

You may rely only on the information contained in this Prospectus. We have not authorized anyone to provide information different from that contained in this Prospectus. Neither the delivery of this Prospectus nor sale of common stock means that information contained in this Prospectus is correct after the date of this Prospectus. This Prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

                   TABLE OF CONTENTS

                                                         Page
                                                         ----


Prospectus Summary                                         4
Risk Factors                                               6
Where You Can Find More Information                       13
Use of Proceeds                                           15
Material Changes                                          15
Selling Security Holders                                  15
Description of Capital Stock                              18
Plan of Distribution                                      21
Legal Matters                                             23
Experts                                                   23
Indemnification of Directors and Officers                 23







                                   ACTV, INC.






10,984,418 shares of Common Stock offered by Selling Security Holders, consisting of:

(a) 1,729,351 shares of Common Stock, and


(b) 9,255,067 shares of Common Stock issuable upon the exercise of options, warrants, stock appreciation rights and upon the conversion of convertible preferred shares










                               February ___, 1999

                                   SIGNATURES




            Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing a Form S-3 Registration Statement and has duly caused this Form S-3 Registration Statement, Pre-Effective Amendment No. 2, to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York on the 8th of February, 1999.


                                         ACTV, INC.


                                         By: /s/ William C. Samuels
                                             ----------------------
                                            William C. Samuels
                                            Chairman of the Board, Chief
                                            Executive Officer, President and
                                            Director

            KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and has appointed William C. Samuels, President and Chief Executive Officer, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same and all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


            Pursuant to the requirements of the Securities Act of 1933, this Form S-3 Registration Statement, Pre-Effective Amendment No. 2, has been signed by the following persons in the capacities and on the dates indicated.


Signature                               Title                        Date
---------                               -----                        ----



/s/ William C. Samuels     Chairman of the Board, Chief         February 8, 1999
-------------------------  Executive Officer and President
William C. Samuels


/s/ David Reese*           Executive Vice-President,            February 8, 1999
-------------------------  President--ACTV Entertainment, Inc.
David Reese
and Director

/s/ Bruce Crowley*         Executive Vice-President,            February 8, 1999
-------------------------  President--ACTV Net, Inc.
Bruce Crowley              and Director



/s/ William A. Frank*      Director                             February 8, 1999
-------------------------
William A. Frank

/s/ Steven W. Schuster*    Director                             February 8, 1999
-------------------------
Steven W. Schuster


/s/ Christopher C. Cline*  Senior Vice President,               February 8, 1999
-------------------------  Chief Financial Officer,
Christopher C. Cline       Secretary and Chief Accounting
                           Officer







----------------------------------------------------

* Executed by the Registrant's President and Chief Executive Officer, William C. Samuels, pursuant to Power of Attorney filed by the Registrant with Pre-Effective Amendment No. 1 to Form S-3.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

14.      OTHER EXPENSE OF ISSUANCE AND DISTRIBUTION.

         SEC registration fee             $18,083.28
         Fees and expenses of counsel       5,000.00
         Miscellaneous                      2,000.00

                  Total                   $25,083.28

15.      INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Reference is made to paragraph "Twelfth" of the Restated Certificate of Incorporation of the Registrant (Exhibit 3(i)), which contains a provision, as permitted by Section 145 of the Delaware General Corporation Law, which eliminates the personal liability of directors to the Registrant and its stockholders for monetary damages for unintentional breach of a director's fiduciary duty to the Registrant. This provision does not permit any limitation on, or elimination of the liability of a director for disloyalty to the Registrant or its stockholders, for failing to acting good faith, for engaging in intentional misconduct or a knowing violation of law, for obtaining an improper personal benefit or for paying a dividend or approving a stock repurchase that was illegal under the Delaware General Corporation Law.

                  The Restated Certificate of Incorporation and By-Laws of the Registrant require the Registrant to indemnify directors and officers against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation (a "derivative action") if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys fees) incurred in connection with defense or settlement of such an action. Moreover, the Delaware General Corporation Law requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to ACTV.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

16.      EXHIBITS

         3.1.c Certificate of Designation of Series B 10% Convertible Preferred Stock of ACTV, Inc.*


         5.       Opinion of Gersten, Savage & Kaplowitz, LLP


         23.1     Consent of Deloitte & Touche LLP


         23.2     Consent of Gersten, Savage & Kaplowitz, LLP (Contained in
                  Exhibit 5)


*Incorporated by reference to ACTV, Inc.'s Form S-3 Registration Statement filed December 30, 1998.

17.      UNDERTAKINGS.

         ACTV hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration
                  Statement:

                  (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or in the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the Offering.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of ACTV pursuant to the foregoing provisions, or otherwise, ACTV has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by ACTV of expenses incurred or paid by a director, officer, or controlling person of ACTV in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, ACTV will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                  EXHIBIT INDEX


3.1.c Certificate of Designation of Series B 10% Convertible Preferred Stock of ACTV, Inc.*


5.       Opinion of Gersten, Savage & Kaplowitz, LLP


23.1     Consent of Deloitte & Touche LLP


23.2     Consent of Gersten, Savage & Kaplowitz, LLP (contained in Exhibit 5)


* Incorporated by reference to ACTV, Inc.'s Form S-3 Registration Statement filed December 30, 1998.





























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